SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)1

                    MEDICAL IMAGING CENTERS OF AMERICA, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    584578108
- --------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
- --------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 25, 1995
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

              Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

- --------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,959,522
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,959,522
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                           1,959,522
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        15.9%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS SERVICES, LTD.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEW YORK
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               439,350(2)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           439,350(2)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        439,350(2)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        3.6%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------

     (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WARREN LICHTENSTEIN
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF, OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               2,398,872(3)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           2,398,872(3)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        2,398,872(3)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        19.5%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------

      (3) Includes 1,959,522 Shares owned by Steel Partners II, L.P. and 439,350 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             LAWRENCE BUTLER
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF, OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               2,398,872(4)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           2,398,872(4)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        2,398,872(4)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        19.5%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------

      (4) Includes 1,959,522 Shares owned by Steel Partners II, L.P. and 439,350 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren
G. Lichtenstein and Lawrence Butler.

      This constitutes Amendment No. 10 ("Amendment No. 10") to Schedule 13D filed by the undersigned on March 18, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 10, the Schedule 13D, as amended, remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 3 is amended to read in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 1,959,522 Shares of Common Stock owned by Steel Partners II is $2,192,404. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 439,350 Shares of Common Stock beneficially owned by Services is $696,954. Such Shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(C), the Fund may also be deemed the beneficial owner of the Shares reported to be beneficially owned by Services.

         Item 4 is amended to read in its entirety as follows:

Item 4.  Purpose of Transaction.

         The Reporting  Persons believe that the Shares of the Issuer at current
market  prices  present  an  attractive   investment   opportunity  for  capital
appreciation.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as provided below. Each intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock, selling some or all of its Shares, proposing a slate of nominees for election as directors at the Issuer's annual meeting, a special meeting of stockholders, or otherwise, requesting representation on the board of directors or requesting a more active role in the management of the Issuer.

         Item 5 is amended to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 12,290,893 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

As of the close of business on September 1, 1995:

         Steel Partners II beneficially owns 1,959,522 Shares of Common Stock, constituting approximately 15.9% of the Shares outstanding; and Services beneficially owns 439,350 Shares, constituting approximately 3.6% of the Shares outstanding. Collectively, the Reporting Persons own 2,398,872 Shares, constituting approximately 19.5% of the Issuer's Common Stock outstanding. Mr. Lichtenstein and Mr. Butler may be deemed to beneficially own 2,398,872 Shares, representing approximately 19.5% of the Issuer's Common Stock outstanding, by virtue of their authority to vote and dispose of the 1,959,522 Shares owned by Steel Partners II and the 439,350 Shares managed by Services. All of such Shares were acquired in open-market transactions.

         (b) By virtue of their positions with Steel Partners II and Services, each of Messrs. Lichtenstein and Butler has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of the previous amendment to this Schedule 13D by the Reporting Persons.

         (d) Other than the Fund, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such Shares of the Common Stock.

         (e) Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 6, 1995                       STEEL PARTNERS II, L.P.

                                             By: Steel Partners Associates, L.P.
                                                 General Partner

                                             By: Steel Partners, Ltd.
                                                 General Partner


                                             By:/s/ Warren G. Lichtenstein
                                                ---------------------------
                                                    Warren G. Lichtenstein,
                                                    Chief Executive Officer

                                             STEEL PARTNERS SERVICES, LTD.

                                             By:/s/ Warren G. Lichtenstein
                                                ---------------------------
                                                    Warren G. Lichtenstein,
                                                    Chief Executive Officer


                                             /s/ Warren G. Lichtenstein
                                             ------------------------------
                                                 WARREN G. LICHTENSTEIN


                                             /s/ Lawrence Butler
                                             ------------------------------
                                                 LAWRENCE BUTLER

                                   SCHEDULE A

           Transactions in the Shares Since the Filing of the Previous
                          Amendment to the Schedule 13D





Shares of Common              Price Per                       Date of
Stock Purchased                 Share                         Purchase
- ---------------               ---------                       --------

                           STEEL PARTNERS II, L.P.
                           -----------------------

 5,000                        $1.70750                        08/16/95

 5,000                         1.70750                        08/17/95

 5,000                         1.73870                        08/17/95

15,000                         1.74000                        08/18/95

10,000                         1.73870                        08/21/95

 4,000                         1.73870                        08/22/95

32,500                         1.70750                        08/25/95

17,500                         1.69000                        08/30/95

 6,853                         1.77000                        08/31/95


                          STEEL PARTNERS SERVICES, LTD.
                          -----------------------------

Shares of Common              Price Per                       Date of
Stock Purchased                 Share                         Purchase
- ---------------               ---------                       --------

 5,000                        $1.70750                        08/16/95

 5,000                         1.70750                        08/17/95

 5,000                         1.73870                        08/17/95

15,000                         1.74000                        08/18/95

10,000                         1.73870                        08/21/95

 4,000                         1.73870                        08/22/95

32,500                         1.70750                        08/25/95

17,500                         1.69000                        08/30/95

 6,000                         1.77000                        08/31/95


                               WARREN LICHTENSTEIN
                               -------------------
                                      None.


                                 LAWRENCE BUTLER
                                 ---------------
                                      None.